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February 3, 2011	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL PROVIDES UPDATE ON ROBERTSON PROJECT, NEVADA

Coral Gold Resources Ltd is pleased to provide the following update of activities concerning the company’s Robertson property in Crescent Valley, Nevada.

The metallurgical test program on the 15 core holes drilled on the Altenburg Hill and Gold Pan zones last year (Sept – Dec 2010) is now underway.  McLelland Laboratories Inc. of Reno Nevada will conduct column and bottle roll leach tests to determine the leachibility of the two gold zones.

Beacon Hill Consultants (1988) Ltd. (Beacon Hill) has started their Preliminary Economic Assesment of the gold resources at Robertson.  Personnel from Beacon Hill, together with metallurgical consultants and Knight Piésold Ltd. will complete a property visit this coming week (Feb 8-10) and meet with Coral’s technical staff.

In addition Coral is planning a Titan 24 deep penetration geophysical survey by Quantec Geoscience Ltd. of Toronto, Canada.  Location of the survey lines is currently being decided.
SRK Consulting Engineers and Scientists of Elko, Nevada have been revising the Amendment to the Plan of Operations.  This will be submitted to the Bureau of Land Management following a meeting with SRK on Tuesday February 8th.  Under the existing Plan of Operations, Coral can drill some holes on Robertson and the Try View corridor under the existing Notice of Intent.  These holes would explore any Titan 24 targets located in the Try View corridor.  The Try View corridor was the area where hole TY-07-02 in 2007 intersected anomalous gold values in Lower Plate Carbonate rocks:

From (ft)	To (ft)	Thickness (ft)	Thickness (m)	Au (oz/t)	Au (g/t)
3090	3100	10	3.06	0.064	2.19
3120	3140	20	6.10	0.042	1.44
3150	3160	10	3.05	0.010	0.34
See news release from Oct 5th, 2007

The company also wishes to announce that it has entered into an agreement with William Bowker to provide investor relations services. Mr. Bowker will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has agreed to pay Mr. Bowker the amount of $2,000 per month, on a month to month basis unless terminated upon 30 days’ notice by either party.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.